

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Mark D. Walker
Chairman and Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South
Suite 1310
Houston, TX 77207

      Re: Direct Digital Holdings, Inc.
           Schedule TO-I/A/Schedule 13E-3 filed September 14, 2023
           File No. 005-93602

Dear Mark D. Walker:

      We have reviewed your September 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2023 letter.

Schedule TO-I/A/Schedule 13E-3

Section 7. Information Concerning Direct Digital Holdings, Inc., page 21

1.   In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c)(1), (2) and (3).

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Andrew J. Terjesen